





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Continent Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1218 Webster Street
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company
(Name – *if individual, state last, first, middle name*)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William H Van Pelt IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Continent Securities, Ltd., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, FINOP

Title

Notary Public

NELDA J. HEBERT
My Notary ID # 124343683
Expires September 24, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-CONTINENT SECURITIES, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

MID-CONTINENT SECURITIES, LTD.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
of Mid-Continent Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Continent Securities, Ltd. as of December 31, 2020, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mid-Continent Securities, Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mid-Continent Securities, Ltd.'s management. Our responsibility is to express an opinion on Mid-Continent Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mid-Continent Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Mid-Continent Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Mid-Continent Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Mid-Continent Securities, Ltd.'s auditor since 2018.

Austin, Texas

February 25, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

MID-CONTINENT SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	250,160
Commissions Receivable		1,195,607
Prepaid Expenses		3,075
TOTAL ASSETS	$	1,448,842

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Commissions Payable	$	1,224,833
TOTAL LIABILITIES		1,224,833
PARTNERS' CAPITAL		224,009
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,448,842

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
401k Commissions	$	473,396
Placement Fee Revenues		1,757,855
Total Revenues		2,231,251
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense		1,589,855
Office Rent		42,000
Office Rent - Related Party		6,000
Professional Fees		24,684
License and Registration Fees		13,750
Subscriptions and Membership Dues		1,996
Other Expenses		295
Total General and Administrative Expenses		1,678,580
NET INCOME	$	552,671

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

	General Partner	Limited Partner	Total
Balance, December 31, 2019	$ 1,388	$ 150,657	$ 152,045
Net Income	5,527	547,144	552,671
Distributions	(4,807)	(475,900)	(480,707)
Balance, December 31, 2020	$ 2,108	$ 221,901	$ 224,009

The accompanying notes are an integral part of these financial statements.

4

MID-CONTINENT SECURITIES, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	552,671
Adjustments to reconcile net income to net cash provided by operating activities		
Net change in:		
(Increase) decrease in commission receivable		(764,359)
(Increase) decrease in prepaid expense		12,925
Increase (decrease) in commissions payable		750,782
Net cash provided by operating activities		552,019
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Partners		(480,707)
Net cash used in financing activities		(480,707)
NET CHANGE IN CASH AND CASH EQUIVALENTS		71,312
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		178,848
CASH AND CASH EQUIVALENTS, END OF YEAR	$	250,160
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash Paid for Interest	$	-
Cash Paid for Income Taxes	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities, Ltd. (the Partnership) was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2020, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2102, unless terminated at an earlier date as provided for in the Partnership Agreement.

The Partnership became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in April 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Partnership's customers consist primarily of individuals located throughout the United States of America.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Revenue Recognition

The Partnership receives commissions for directing its customers to invest in hedge funds, mutual funds and variable life insurance products. The Partnership does not carry any securities for its customers. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Placement Fee Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Partnership provides investment advisory services on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the client is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the client's assets under management. Revenue is recognized at the point that performance under the arrangement is completed and 401k/other commissions are received by the Partnership. For certain contracts, revenues are recognized over time in which the performance obligation are simultaneously provided by the Partnership and consumed by the customer and commissions are received by the Partnership.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have an original maturity of three months or less.

Fair Value Measurements

The carrying amounts of the Partnership's financial instruments, which include cash and cash equivalents, commissions receivable, and commissions payable, approximate their fair values due to their short maturities.

Income Tax

The Partnership has elected to be taxed as a partnership. As such, the Partnership does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Partnership is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2020, the Partnership's Texas margin tax expense was not significant. The Partnership has no uncertain tax positions as of December 31, 2020.

Management Review

The Partnership has evaluated subsequent events through February 25, 2021, the date the financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board, or other standard setting bodies, are not expected to have a material impact on the Partnership's financial position, results of operations or cash flows.

NOTE 2:   PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The general partner, MCSAL GP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the limited partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

NOTE 2:   PARTNERSHIP AGREEMENT - Continued

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3:   RELATED PARTY TRANSACTIONS

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the year ended December 31, 2020, the Partnership paid $6,000 to the limited partner.

NOTE 4:   CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and commission receivable. At various times during the year, the Partnership may have bank deposit in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

As of and for the year ended December 31, 2020, customer concentrations were as follows:

Customer Name	% of Revenues	% of Commissions Receivable
Customer A	11%	0%
Customer B	26%	28%
Customer C	30%	55%
Customer D	7%	12%
Customer E	10%	0%

NOTE 5:   NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Partnership had net capital of $127,294 which was $45,638 in excess of its required net capital of $81,656. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 9.62 to 1.

NOTE 6:   COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership leases office space under an operating lease that expires in May 2031 from a related party. Since the Partnership's office lease commenced in 2016, the new accounting standard ASC 842, Leases, which requires companies to recognize right-of-use assets and lease liabilities for all leases is not applicable. For the year ended December 31, 2020, rent expense totaled $6,000.

Future minimum lease payments under the agreement as of December 31, 2020 are as follows:

Year Ending December 31,		
2021	$	6,000
2022		6,000
2023		6,000
2024		6,000
2025		6,000
Thereafter		32,500
	$	62,500

The remaining rent expense of $42,000 was paid on behalf of the Partnership's registered representative.

Litigation

The Partnership from time to time may be involved in litigation relating to claims arising out of it's normal course of business. Management believes that there were no claims or actions pending or threatened against the Partnership, the ultimate disposition of which would have a material impact on the Partnership's financial position, results of operations or cash flows.

Risk Management

The Partnership maintains various forms of insurance that the Partnership's management believes are adequate to reduce the exposure to general business risks to an acceptable level.

Covid-19

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape.

MID-CONTINENT SECURITIES, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Net Capital:		
Partners' capital from statement of financial condition	$	224,009
Non-allowable assets		(96,715)
Net capital before haircuts		127,294
Haircuts		-
NET CAPITAL	$	127,294
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness.)	$	81,656
Net capital in excess of minimum requirement		45,638
Net capital less 120% of minimum net capital required	$	29,307
Ratio:		
Aggregate indebtedness to net capital		9.62 to 1
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2020 as previously filed on January 27, 2021 by Mid-Continent Securities, Ltd. on Form X-17A-5.

MID-CONTINENT SECURITIES, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2020

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Partnership does not hold funds for security for, or owe money or securities to, customers.

MID-CONTINENT SECURITIES, LTD.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Partnership did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
of Mid-Continent Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2020, in which (1) Mid-Continent Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mid-Continent Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Mid-Continent Securities, Ltd. stated that Mid-Continent Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year of December 31, 2020 without exception. Mid-Continent Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mid-Continent Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 25, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



Mid-Continent Securities, Ltd.
The Benjamin Building
1218 Webster Street
Houston, Texas 77002

William H. Van Pelt, IV
Direct: (713) 289-6202
E-mail: bvp4@mccltd.com

Telephone: (713) 289-6200
Facsimile : (713) 289-6202

February 25, 2021

Mid-Continent Securities, Ltd's Exemption Report

Mid-Continent Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from by 17 C.F.R. §240.15c3-3 under the following provisions of by 17 C.F.R. §240.15c-3(k)(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained. Our firm does not hold nor receive customer funds nor securities.

(2) The Company met the identified exemption provisions in by 17 C.F.R. §240.15c-3(k) throughout the most recent fiscal year without exception.

Mid-Continent Securities, Ltd.

I, William H. Van Pelt, IV, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: William H. Van Pelt IV

William H. Van Pelt, IV
President